UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT
Pursuant Regulation A of the Securities Act of 1933

March 31, 2020
(Date of Report (Date of earliest event reported))

Jamestown Invest 1, LLC
(Exact name of issuer as specified in its charter)

Delaware	83-1529368
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

675 Ponce de Leon Ave NE, 7th Floor, Atlanta, GA	30308
(Address of principal executive offices)	(ZIP Code)

(404) 490-4950
(Issuer’s telephone number, including area code)

Common Shares
(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events.
Net Asset Value (NAV) Per Share
On April 6, 2020, the Investment Committee of our Manager approved a NAV per share of our common shares of $10.02 as of March 31, 2020. The purchase price of our common shares will be adjusted to $10.02 per share, beginning on the date of this announcement (April 6, 2020) and will be effective until updated by us on June 30, 2020, or within a commercially reasonable time thereafter, unless updated by us prior to that time. Investors will pay the most recent publicly announced offering price as of the date of their subscription.
NAV per share is calculated by taking the total value of our assets less the total value of our liabilities, divided by the number of shares outstanding as of March 31, 2020. Our NAV per share is calculated by our internal valuation process that reflects several components, as described in our Offering Circular “Description of our Common Shares—Valuation Policies.”
Two significant components driving the valuation process during the first quarter of 2020 were (a) our real estate investment in Southern Dairies and (b) our interest rate derivative on the Southern Dairies senior mortgage.
(a)Our valuation of Southern Dairies (the “property”) reflects our current view of the investment, including recent leasing activity and the phase-in of a paid parking program that resulted in an increase in asset value, expected revenues and expenditures through and beyond our intended hold period, and further including (but not limited to) our assessment of market capitalization rates, market discount rates, comparable leasing and sales data, potential collection losses and other potential leasing risk in consideration of current economic conditions and taking into account the current global health crisis (as described later in this supplement to our Offering Circular “Certain Risk Factors and Potential Conflicts of Interest – Business Disruption and Uncertainty of Net Asset Values in Light of COVID-19 Outbreak”). The property’s valuation as of March 31, 2020 represents an increase over the price paid for our interest earlier in the quarter, thereby favorably impacting our NAV per share.
(b)We obtained a third-party valuation of our interest rate derivative (also referred to as an “interest rate hedge”) on the Southern Dairies senior mortgage. The fair value of the interest rate hedge increased the value of our liabilities as a result of the lower interest rate environment as of March 31, 2020, which adversely impacted our NAV per share.
Incorporating all applicable components of our NAV, including the Participation Allocation, resulted in a $0.02 increase in our price per share over our initial offering price.
Status of Our Public Offering
As previously discussed in the Offering Circular, we commenced our public offering pursuant to Regulation A (the “public offering”) of $50,000,000 in our common shares on November 27, 2019. Prior to commencing our public offering, we had raised $5,501,000 through a private placement.
As of March 31, 2020, we had raised public offering proceeds of $2,095,500 and had issued 209,550 shares of our common shares in the public offering. In total, we have raised $7,596,500 in offering proceeds and issued 759,650 shares of our common shares through both the private placement and the public offering.
The public offering is expected to terminate on the earlier of 180 days after the third anniversary of the initial qualification date or the date on which the maximum offering amount has been raised; provided however that our Manager may terminate the public offering at an earlier time.
Jamestown and Affiliate Investments
As of the date hereof, our sponsor had purchased 200,000 of our common shares at the initial per share price of $10.00, including 86,550 common shares purchased in a private placement. The $2 million sponsor co-investment represents 26.33% of the total closed subscriptions as of the date of this report. Another 29,700, or 3.91%, of our common shares are owned by directors and executive officers of our Manager through a private placement. In addition, all other Jamestown employees and affiliates’ employees collectively own 84,850, or 11.17%, of our common shares through both private placement and the public offering. In total, Jamestown, its employees, and its affiliates’ employees (“Jamestown and Affiliate Investments”) own 314,550, or 41.41% of our common shares, all of which have been purchased at the initial share price of $10.00, either by way of private placement or this current public offering.
Jamestown and Affiliate Investments are subject to the same terms as offered to the public (including, but not limited to, offering price and fee structure), which aligns the interests of our Manager and our investors.

Supplements to our Risk Factors
The below paragraphs are added to the section of the Offering Circular entitled “Certain Risk Factors and Potential Conflicts of Interest:”
Business Disruption
Jamestown’s business is vulnerable to damages from any number of sources, including computer viruses, unauthorized access, energy blackouts, acts of God, fire, flood, earthquakes, outbreaks of an infectious disease, pandemic or any other serious public health concern, war, terrorism, labor strikes and telecommunication failures. In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China. In January 2020, the coronavirus spread to other countries, including the United States, and efforts to contain the spread of this coronavirus intensified. As of March 2020, the coronavirus had spread to additional countries, its presence in the United States had escalated and efforts to attempt to contain the virus had further intensified. The outbreak has been declared to be a pandemic by the World Health Organization, and the Health and Human Services Secretary has declared a public health emergency in the United States in response to the outbreak. Many countries, states, municipalities and other jurisdictions have instituted quarantines, curfews, prohibitions on travel and closure of offices, businesses, schools, retail stores and other public venues, including certain infrastructure facilities. Businesses are also implementing similar precautionary measures. Such measures, as well as the general uncertainty surrounding the dangers and impact of COVID-19, are creating significant disruption in supply chains and economic activity and are having a particularly adverse impact on transportation, hospitality, tourism and entertainment, among other industries. As COVID-19 continues to spread, the potential impacts, including a global, regional or other economic recession, are increasingly uncertain and difficult to assess. The Company’s real estate assets could be adversely affected by a slowdown in economic activity as well as temporary disruption to their tenants caused by the global outbreak of the coronavirus. Many manufacturers of goods have seen, or expect, a downturn in production due to the interruption of their businesses amid interim measures aimed at reducing the spread of the illness. Decreased consumer activity due to government and other interventions related to the coronavirus may also negatively impact the level of consumer spending for products and goods for a period of time. These factors may lead to a decline in commercial activity and the volume of business that our tenants conduct through the Company’s real estate assets which, when combined with the uncertainty in financial markets and economic prospects, leads to decreased spending on real estate. Further, significant delays in imports may lead to shortages of some construction materials and increase costs, making property development costlier or lengthier. Some development projects may be postponed due to increasing uncertainties in the demand outlook. Given the ongoing and dynamic nature of the circumstances, it is difficult to predict the impact of the coronavirus outbreak. The extent to which the coronavirus impacts the Company’s results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the coronavirus, the duration and spread of the outbreak, the actions to contain the coronavirus or treat its impact, its impact on our tenants, our tenants’ customers, employees and vendors, and governmental, regulatory and private sector responses to the coronavirus. The Company’s financial condition and results of operations could be adversely affected, including the Company’s ability to complete in-process real estate transactions and developments, to collect rent from existing tenants, to lease properties to new tenants, to make distributions to investors or to satisfy redemption requests in a timely manner. In addition, the operations of the Company, its investments and Jamestown may be significantly impacted, or even halted, either temporarily or on a long-term basis, as a result of government quarantine and curfew measures, voluntary and precautionary restrictions on work, travel or meetings and other factors related to a public health emergency, including its potential adverse impact on the health of any such entity’s personnel.
Uncertainty of Net Asset Values in Light of COVID-19 Outbreak
The Company’s Net Asset Value is based on internal valuations that are inherently subjective in certain respects and rely on a variety of assumptions, including assumptions about projected cash flows for the remaining holding periods for the Company’s real estate assets. Furthermore, internal valuations are based in large part on information as of the end of a given calendar quarter, and market, property and other conditions may change materially thereafter. Furthermore, real estate assets generally cannot be marked to an established market or readily tradable assets. Accordingly, such internal valuations may not accurately reflect the actual market value of the Company’s real estate assets, and, thus, prospective investors and Limited Partners may make decisions as to whether to invest in or redeem shares without complete and accurate valuation information. In particular, the outbreak of COVID-19 and the economic impact arising from both the virus and actions taken to mitigate its spread may impact the value of the Company’s assets and availability of debt, and the appraisals may not take such factors into account for a variety of reasons, including the timing of the outbreak, its escalation or mitigation efforts. Please see “Business Disruption” above for a more detailed discussion of the potential impacts of COVID-19 on the Company and its investments.

In addition, any valuation is a subjective analysis of the fair market value of an asset and requires the use of techniques that are costly and time-consuming and ultimately provide no more than an estimate of value. Similarly, certain of the Company’s liabilities may be valued on the basis of estimates, and those estimates may not result in a fair determination of net asset value. Valuation of liabilities may present a more significant risk during periods (such as during late 2008 and 2009) when many lenders discontinue or sharply curtail making even low loan-to-value loans, or when there is significant volatility in certain equity and debt markets (such as the volatility the markets are experiencing at the time of this Statement as a result of the outbreak of COVID-19). Accordingly, there can be no assurance that the Company’s Net Asset Value, as calculated based on such valuations, will be accurate on any given date, nor can there be any assurance that the sale of any investment would be at a price equivalent to the last estimated value of such investment. If, at any time, the Company’s Net Asset Value is lower than the true value of the Company’s assets and liabilities, those investors that redeem all or some of their shares at such time will be underpaid and those investors that retain their shares will be adversely affected if more shares are issued than redeemed at the lower price. Conversely, if the Company’s Net Asset Value is higher than the true value of the Company’s assets and liabilities, investors that purchase shares at such time will overpay, and if redemptions of shares based on a higher net asset value were to exceed purchases of shares at that value, those investors that do not redeem shares will be adversely affected.
Force Majeure
The Company’s investments may be affected by force majeure events (i.e., events beyond the control of the party claiming that the event has occurred, including, without limitation, energy blackouts, acts of God, fire, flood, earthquakes, outbreaks of an infectious disease, pandemic or any other serious public health concern, war, terrorism, labor strikes and telecommunication failures). Some force majeure events may adversely affect the ability of a party (including the Company’s investment, a tenant of the Company’s investment, a counterparty of the Company’s investment or a counterparty of the Company) to perform its obligations until it is able to remedy the force majeure event. Such a party may also claim force majeure for nonperformance of its contract obligations to the Company, the Company’s investment, a tenant of the Company’s investment, a counterparty of the Company’s investment or a counterparty of the Company. In addition, the cost to the Company’s investment or the Company of repairing or replacing damaged assets resulting from such force majeure event could be considerable. Certain force majeure events (such as war or an outbreak of an infectious disease) could have a broader negative impact on the world economy and international business activity generally, or in any of the countries in which the Company may invest specifically. Additionally, a major governmental intervention into industry, including the nationalization of an industry or the assertion of control over one or more portfolio investments or its assets, could result in a loss to the Company, including if its investment in such portfolio investment is canceled, unwound or acquired (which could be without what the Company considers to be adequate compensation). Any of the foregoing would therefore adversely affect the performance of the Company and its investments.

SIGNATURES
Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jamestown Invest 1, LLC
By:	/s/ Matt Bronfman
Name:	Matt Bronfman
Title:	Chief Executive Officer

Date:	April 6, 2020

Safe Harbor Statement
This Current Report on Form 1-U contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, and descriptions of goals and objectives. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words, which generally are not historical in nature. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Some of the factors that may affect outcomes and results include, but are not limited to: (I) national, international, regional and local economic and political climates, (II) changes in global financial markets and interest rates, (III) increased or unanticipated competition for our properties, (IV) risks associated with acquisitions, dispositions and development of properties, (V) maintenance of real estate investment trust status, tax structuring, and changes in income tax laws and rates, (VI) availability of financing and capital, the levels of debt that the Company maintain and its credit rating, (VII) risks of pandemics, including escalations of outbreaks and mitigation measures imposed in response thereto, (VIII) environmental uncertainties, including risks of natural disasters, and (IX) those additional factors described under the section entitled “Risk Factors” in the Company’s offering circular, dated November 27, 2019 and filed by us with the Securities and Exchange Commission (the “Commission”) on November 27, 2019 (the “Offering Circular”), as such factors may be updated from time to time in the Company’s subsequent filings with the Commission, which are accessible on the Commission’s website at www.sec.gov. In addition, past performance is not indicative of future results. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in the Company’s filings with the Commission. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.